UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2020
Commission File Number 001-36866

 SUMMIT THERAPEUTICS PLC
(Translation of registrant’s name into English)

136a Eastern Avenue
Milton Park, Abingdon
Oxfordshire OX14 4SB
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F  ☒            FORM 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 25, 2020, Summit Therapeutics plc (the “Company”) concluded its Annual General Meeting (“AGM”). All of the resolutions proposed to shareholders at the AGM have passed, with the exception of Resolution 10. Resolution 10, a resolution to re-elect Elaine Stracker to the board of directors (“Board”) of the Company, was not approved and accordingly, Dr. Stracker will no longer serve on the Board. Dr. Stracker was also terminated from her position as the Company’s Interim Chief Operating Officer, with immediate effect. The results of proxy votes lodged in advance and at the meeting will be available shortly in the Investors section of the Company’s website, www.summitplc.com.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-232074).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

Date: June 26, 2020	By:	/s/ Robert Duggan
Robert Duggan
Chief Executive Officer